Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 6, 2009

VIA EDGAR AND FEDEX

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FiberNet Telecom Group, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 28, 2008
File No. 000-24661

Dear Mr. Spirgel:

On behalf of FiberNet Telecom Group, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated February 4, 2009 relating to the above-captioned Form 10-K. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1.	We note that you have modified the language of the certifications in both exhibits in the following manner:

•	added “annual report” in paragraph 2 where Item 601(b)(31) uses only “report,”

•	mistyped “financing reporting” in paragraph 4(b) instead of “financial reporting,”

•

omitted “reporting” in paragraph 4(b) where you write “or caused such internal control over financial to be designed,” when you should have written “or caused such internal control over financial reporting to be designed,”

•	mistyped “purposed” in paragraph 4(b) instead of “purposes,”

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 6, 2009

•

omitted “of internal control over financial reporting” in the preamble of paragraph 5 where you wrote “based on our most recent evaluation, to the registrant’s auditors,” when you should have written “based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors,” and

•	omitted the concluding parenthetical in the preamble to paragraph 5 “(or persons performing the equivalent functions).”

Please file another amendment to your Form 10-K to provide the required certifications. The amendment can consist of a cover page, an explanatory note, a signature page, and paragraphs 1, 2, 4 and 5.

We note the Staff’s comment and the Company will file as soon as practicable another amendment to its Form 10-K in order to provide the corrected certifications.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Todd E. Mason
Todd E. Mason

cc:	Jon A. DeLuca
FiberNet Telecom Group, Inc.